SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 10)1

ALICO, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

016230 10-4

(CUSIP Number)

JD Alexander
Atlantic Blue Group, Inc.
122 East Tillman Avenue
Lake Wales, Florida 33853
Telephone:  (863) 679-9595

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

Copy to:
Charles W. Mulaney, Jr., Esq.
Skadden, Arps, Slate, Meagher & Flom  LLP
333 West Wacker Drive
Chicago, Illinois 60606
Telephone:  (312) 407-0700

September 24, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. □

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are sent.

(Continued on following pages)
(Page 1 of 8 Pages)

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 016230 10-4	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON ATLANTIC BLUE GROUP, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS OO, BK, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION FL

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,725,457 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,725,457 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,725,457 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.5% (See Item 5)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 016230 10-4	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON ALICO HOLDING, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS OO, BK, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION NV

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,725,457 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,725,457 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,725,457 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.5% (See Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 016230 10-4	13D	Page 4 of 8 Pages

This Amendment No. 10 (this “Amendment No. 10”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on March 2, 2004 (the “Schedule 13D”), by Atlantic Blue Group, Inc., f/k/a Atlantic Blue Trust, Inc., a Florida corporation (“ABG”), and Alico Holding, LLC, a Nevada limited liability company (“Holding”), as such original filing was amended and supplemented by Amendment No. 1, filed on August 26, 2004, Amendment No. 2, filed on October 15, 2004, Amendment No. 3, filed on December 22, 2004, Amendment No. 4, filed on February 3, 2005, Amendment No. 5, filed on March 22, 2005, Amendment No. 6 filed on May 4, 2006, Amendment No. 7 filed on May 18, 2006, Amendment No. 8 filed on October 5, 2006 and Amendment No. 9, filed on July 31, 2008 (as amended, the “Schedule 13D”). Except as indicated in this Amendment No. 10, all other information set forth in the Schedule 13D remains unchanged and capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D.

Item 2.    Identity and Background.

The second paragraph of Item 2 is amended and restated in its entirety as follows:

(a) – (c), (f) The name and place of organization of each Reporting Person is herein incorporated by reference to the responses to Items 1 and 6 on the cover page provided for each respective Reporting Person. The name, address and principal occupation, as applicable, of each director or executive officer of each Reporting Person (each, a “Disclosed Party” and collectively, the “Disclosed Parties”) is set forth on Schedules 2-A and 2-B hereto. To the knowledge of the Reporting Persons, each of the Disclosed Parties is a citizen of the United States of America.

Item 5.    Interest in Securities of the Issuer.

Subsection (a) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

 (a) According to the Issuer’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2008, as filed with the Securities and Exchange Commission on August 11, 2008, there were 7,374,235 shares of Common Stock issued and outstanding as of August 5, 2008.  As of September 30, 2008, the Reporting Persons beneficially own, directly or indirectly, an aggregate of 3,725,457 shares of Common Stock (representing approximately 50.5% of the outstanding shares of Common Stock), all of which are directly owned by Holding.

The information with respect to the beneficial ownership of Common Stock by the Disclosed Parties set forth in subsection (a) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Except as described below, to the knowledge of the Reporting Persons, no Disclosed Party beneficially owns any shares of Common Stock. Based on information provided by the applicable Disclosed Party:

John Doxsie, a director of ABG, beneficially owns 3,000 shares of Common Stock (representing less than 0.1% of the outstanding shares of Common Stock);

Baxter Troutman, a director of ABG, beneficially owns 600 shares of Common Stock (representing less than 0.1% of the outstanding shares of Common Stock);

Robert Viguet, a director of ABG, beneficially owns 2,707 shares of Common Stock (representing less than 0.1% of the outstanding shares of Common Stock); and

Laura Grace Alexander, a director of ABG, beneficially owns 100 shares of Common Stock (representing less than 0.1% of the outstanding shares of Common Stock).

Page 5 of 8 Pages

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On September 24, 2008, ABG, Holding and certain other subsidiaries of ABG, entered into a Loan Agreement with Farm Credit of Southwest Florida, ACA (the “Loan Agreement”).  In connection with the Loan Agreement, 800,000 shares of Common Stock were pledged pursuant to a Stock Pledge Agreement between Holding and Farm Credit of Southwest Florida, ACA that contains customary terms and conditions.  The Loan Agreement provides for a revolving line of credit equal to the lesser of $20,000,000 or 65% of the market value of the pledged Common Stock.  Borrowings under the Loan Agreement are available for operating expenses and general corporate purposes.  Subject to extension, the maturity date for borrowings under the Loan Agreement is August 31, 2011.

Item 7.    Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following items at the end of Item 7:

99.10
Loan Agreement, dated September 24, 2008, by and among Farm Credit of Southwest Florida, ACA and Atlantic Blue Group, Inc., Alico Holding, LLC, Blue Head Ranch, LLC, Blue Head Farms, LLC, Blue Head Cattle, LLC, Tri-County Grove, LLC, Phoenix Industries, LLC, Atlanticblue Warehousing, LLC, Blue Box Storage, LLC and Footman Trail, LLC

99.11	Stock Pledge Agreement, dated September 24, 2008, by and between Alico Holding, LLC and Farm Credit of Southwest Florida, ACA

Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 1, 2008

ATLANTIC BLUE GROUP, INC.

By:	/s/ JD Alexander
Name: JD Alexander
Title: President and Chief Executive Officer

ALICO HOLDING, LLC

By:	/s/ JD Alexander
Name: JD Alexander
Title: Manager

Page 7 of 8 Pages
SCHEDULE 2-A

ATLANTIC BLUE GROUP, INC.

Directors and Executive Officers

The name, present principal occupation, and business address of each director and executive officer of Atlantic Blue Group, Inc. are set forth below.

Name	Principal Occupation	Business Address
JD Alexander	President, Atlantic Blue Group, Inc.	122 East Tillman Avenue Lake Wales, Florida 33853
Luke Clark	London Projects, Manager of an Educational Non-Profit Org.	116 St. Lawrence Avenue, Worthing, West Sussex, BN 147JL England
Laura Grace Alexander	Educator	122 East Tillman Avenue Lake Wales, Florida 33853
John Doxsie	President, United Sugars Corporation	7401 Metro Blvd, Suite 350 Edina, MN 55439
Nancy Linnan	Managing Shareholder, Carlton Fields, P.A.	215 S. Monroe Street, Suite 500 Tallahassee, FL 32301-1866
Byron G. Matteson	Manager, Labor Solutions, Inc.	212 SE 1st Street, Winter Haven, FL 33884
James Seneff	Chairman of the Board and CEO, CNL Financial Group, Inc.	450 S. Orange Avenue Orlando, FL 32801
Baxter Troutman	Chief Executive Officer, Labor Solutions, Inc.	212 SE 1st Street, Winter Haven, FL 33884
Robert Viguet	Partner, Thompson Knight LLP	333 Clay Street, Suite 3300 Houston, TX 77002
Yvonne Bunce	Corporate Secretary, Atlantic Blue Group, Inc.	122 East Tillman Avenue Lake Wales, Florida 33853
Ben R. Adams, Jr.	Chief Financial Officer, Atlantic Blue Group, Inc.	122 East Tillman Avenue Lake Wales, Florida 33853
Kevin O’Leary	Assist. Treasurer, Atlantic Blue Group, Inc.	122 East Tillman Avenue Lake Wales, Florida 33853
Lisa Jensen	Chief Operating Officer, Atlantic Blue Group, Inc.	122 East Tillman Avenue Lake Wales, Florida 33853

Page 8 of 8 Pages

SCHEDULE 2-B

ALICO HOLDING, LLC

Managers

The name, present principal occupation, and business address of each manager of Alico Holding, LLC are set forth below.

Name	Principal Occupation	Business Address
Kristine Eppes	Office Manager	2215-B Renaissance Drive Suite 5 Las Vegas, Nevada 89119
JD Alexander	President, Atlantic Blue Group, Inc.	122 East Tillman Avenue Lake Wales, Florida 33853
Yvonne Bunce	Corporate Secretary, Atlantic Blue Group, Inc.	122 East Tillman Avenue Lake Wales, Florida 33853
Ben R. Adams, Jr.	Chief Financial Officer, Atlantic Blue Group, Inc.	122 East Tillman Avenue Lake Wales, Florida 33853